August 22, 2025

Brooke E. Carillo
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

       Re: Redwood Trust, Inc.
           Form 10-K for the Year Ended December 31, 2024
           Response dated August 6, 2025
           File No. 001-13759
Dear Brooke E. Carillo:

       We have reviewed your August 6, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 24,
2025 letter.

Form 10-K for the Year Ended December 31, 2024
Item 1A. Risk Factors
Through certain of our wholly-owned subsidiaries we have engaged in the past..., page 35

1.     We note from your response to comment 1 that you hold a minority interest
       in LiquidFi, Inc. Please clarify both the amount and percentage of your investment.
2. Your response to comment 1 indicates that LiquidFi uses blockchain-based technology to provide end users with reporting of loan level payments of principal and
       interest on the underlying residential mortgages. We also note that LiquidFi's website references digital assets. Please clarify whether LiquidFi actually creates a
       digital asset or if it   s a record (a digital copy of an asset).
3. Related to the comment above, your response indicates that end users can access
       LiquidFi's platform to view updated information which is mirrored through digital entries on the Stellar blockchain. Please clarify whether LiquidFi is creating entries on
 August 22, 2025
Page 2

       its own blockchain or merely creating records on the Stellar blockchain. Tell us also if end users need Lumens to view information on the Stellar blockchain and if LiquidFi provides Lumens to end users as part of granting access.
        Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction